

March 31, 2017

Michelle H. Shepston
Chief Legal Officer
DMC Global Inc.
5405 Spine Road
Boulder, Colorado 80301

> **Re: DMC Global Inc.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2017**
> **File No. 333-216591**

Dear Ms. Shepston:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement or by acknowledging your understanding of our comments as they pertain to future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. We note that you incorporate your 10-K by reference, but have not filed portions of that 10-K that are to be incorporated from your proxy. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

2. You state on page 16 that you may issue purchase contracts, "including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of debt securities, shares of our common stock or preferred stock, warrants or securities of an entity unaffiliated with us." Please note that even if you have an exemption available for the offer and sale of securities of third parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in the registration statement. Please see Interpretation 203.03 of our Securities Act Sections Compliance and Disclosure Interpretations and the staff´s Morgan Stanley & Co., Incorporated (June 24,

1996) no-action letter. If you do not wish to offer third party securities, please remove these references from the prospectus.

3.   We note that the Exhibit Index states that the T-1 will be incorporated by reference from a subsequent filing.   You may not incorporate by reference a Form T-1 from another filed document. Refer to Interpretation 206.01 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. If you will be filing the T-1 on a delayed basis, please note that it must be separately filed under the electronic form type "305B2".

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction